
SEC MAIL
SEP 2 4 2007
WASH, D.C.
161
SECTION


07008477

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 39732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partners Investment Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Riverside, Suite #940
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Ostersmith 509-838-4432
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LeMaster and Daniels PLLC
(Name – *if individual, state last, first, middle name*)

601 W. Riverside, Suite #700	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene G. Branson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partners Investment Network, Inc., as of August 09, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NANCY LEA COLLINS
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
APRIL 17, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNERS INVESTMENT NETWORK, INC.

Financial Statements and
Independent Auditors' Report

June 30, 2007

Partners Investment Network, Inc.

Contents



LEMASTER &
DANIELS PLLC

ACCOUNTING

AND

CONSULTING

SERVICES

MEMBER OF

THE

McGLADREY

NETWORK

SPOKANE
BOISE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Partners Investment Network, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Partners Investment Network, Inc., as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partners Investment Network, Inc., as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
August 8, 2007

Statement of Financial Condition — June 30, 2007

Assets

Cash		$ 434,930
Deposit with clearing organization		50,000
Receivable from clearing organization		121,619
Furniture, equipment, and leasehold improvements, net		18,152
Income taxes receivable		4,830
Other assets		6,784
		$ 636,315

Liabilities and Stockholders' Equity

LIABILITIES:		
Accrued payroll expenses		$ 258,066
Profit-sharing payable		34,216
Other accounts payable		12,200
Lease payable		2,266
Total liabilities		306,748
STOCKHOLDERS' EQUITY:		
Common stock – no par value; 500,000 shares authorized; 122,094 shares issued and outstanding	$ 214,727	
Retained earnings	114,840	
Total stockholders' equity		329,567
		$ 636,315

See accompanying notes to financial statements.

Partners Investment Network, Inc.

Statement of Operations — Year Ended June 30, 2007

REVENUES:		
Commissions		$ 1,595,018
Interest and dividends		18,019
Other income		119,838
		1,732,875
EXPENSES:		
Salaries	$ 1,208,823	
Occupancy and equipment rental	163,350	
Insurance	94,743	
Payroll taxes	78,546	
Brokerage fees	2,096	
Depreciation and amortization	6,835	
Taxes, other than income taxes	32,581	
Legal and accounting	16,027	
Telephone	28,753	
Other expense	27,570	
Office supplies and postage	18,879	
Membership, dues, and publications	10,907	
Profit sharing	34,216	
Advertising	8,712	
		1,732,038
INCOME BEFORE INCOME TAX		837
FEDERAL INCOME TAX		-
NET INCOME		$ 837

See accompanying notes to financial statements.

Statement of Changes in Stockholders' Equity — Year Ended June 30, 2007

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	122,094	$ 214,727	$ 114,003	$ 328,730
ADD:				
Net income	-	-	837	837
BALANCES, END OF YEAR	122,094	$ 214,727	$ 114,840	$ 329,567

See accompanying notes to financial statements.

Statement of Cash Flows — Year Ended June 30, 2007

Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 837
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,835
Decrease (increase) in assets:	
Receivable from clearing organization	(14,637)
Federal income tax receivable	422
Other assets	23,920
Increase in liabilities:	
Accounts payable and accrued liabilities	94,039
Profit-sharing payable	2,257
Net cash provided by operating activities	113,673
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(2,444)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments on capital lease	(4,640)
NET INCREASE IN CASH	106,589
CASH, BEGINNING OF YEAR	328,341
CASH, END OF YEAR	$ 434,930

Supplemental Disclosures of Cash Flows Information:

Cash paid for interest	$ 1,115

See accompanying notes to financial statements.

Notes to Financial Statements

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Partners Investment Network, Inc. (the Company) was organized on May 31, 1988. The Company is registered with the Securities and Exchange Commission as a broker/dealer of securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The majority of the Company's clients are located in the Pacific Northwest.

The Company has an agreement (the Clearing Agreement) with a clearing organization (the Clearing Organization) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record-keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the SEC) Rule 15c3-3(k)(2)(ii).

Summary of Significant Accounting Policies:

Revenue recognition – Commission revenues from customer securities transactions are recorded on a trade-date basis.

Cash equivalents – For purposes of statement of financial condition classification, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are stated at cost. Depreciation on furniture and equipment is provided over the estimated useful lives of the individual assets ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Major additions and improvements are charged to the equipment and leasehold improvements accounts. Costs of maintenance and repairs that do not extend the life of the respective asset are expensed.

Income taxes – Income tax is provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due, plus, when necessary, deferred taxes related to differences between the bases of certain assets and liabilities for financial and tax reporting. Such differences were primarily related to accumulated depreciation and accumulated amortization of fixed and intangible assets at the balance-sheet dates. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Such amounts, which are immaterial, are included with income taxes receivable in the statement of financial condition.

Credit risk – The Company deposits its cash and temporary cash investments with high quality financial institutions. At times, such deposits and investments may be in excess of the insurance limits provided by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 — CLEARING AGREEMENT:

The Clearing Agreement provides the Clearing Organization with a lien upon and security interest in all of the Company's property held by the Clearing Organization, including but not limited to securities, deposits, cash, and receivables. Substantially all of the Company's receivables and securities are held at the Clearing Organization.

Pursuant to the Clearing Agreement, the Company is required to maintain a collateral deposit of $50,000 against potential losses due to nonperformance by its customers.

NOTE 3 — FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment, and leasehold improvements at June 30, 2007, are summarized as follows:

Office equipment	$ 159,158
Furniture and fixtures	92,874
Leasehold improvements	5,949
	257,981
Less accumulated depreciation and amortization	239,829
	$ 18,152

NOTE 4 — LEASE COMMITMENTS:

The Company leases office and parking space in Spokane, Washington, under agreements that are accounted for as operating leases that expire August 2010. Minimum monthly payments include base rent and shared operating costs that are adjusted annually on January 1.

The Company leases office space in Wenatchee, Washington, under a one-year agreement (March 2007 to March 2008).

The Company has an annual contract with a computer consulting agency to maintain and upgrade hardware and software components on an as-needed basis. This contract requires a minimum monthly payment.

As of June 30, 2007, future minimum lease payments under the above-referenced operating leases are as follows:

Years Ending June 30,	Amount
2008	$ 95,379
2009	79,886
2010	82,282
2011	13,781
	$ 271,328

NOTE 4 — LEASE COMMITMENTS (continued):

The Company also leases information retrieval equipment and office equipment under various operating leases.

Rent expense for both office space and equipment for the year ended June 30, 2007, was $163,350.

The Company leases computer equipment under a capital lease. As of June 30, 2007, future minimum lease payments under the capital lease are approximately $2,400.

NOTE 5 — LINE OF CREDIT:

The Company has a line of credit agreement with a bank that is personally guaranteed by the stockholders. This line of credit provides for borrowings up to $200,000 and accrues interest at the bank's index rate plus 0.25% (8.5% at June 30, 2007). The line of credit matures September 10, 2007. At June 30, 2007, there was no outstanding balance.

NOTE 6 — OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the Clearing Agreement, the Clearing Organization acts as principal in agency transactions. If the agency transaction does not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

NOTE 7 — INCOME TAXES:

The provision for federal income tax in the accompanying statement of operations differs from the amount computed at the current federal statutory rates as set forth below at June 30, 2007:

Tax expense at current federal statutory rates	$ 285
Effect of nondeductible items and other	(285)
Income tax expense	$ -

NOTE 8 — NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007, the Company had net capital of $299,801 which was $249,801 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 1.02 to 1 at June 30, 2007.

NOTE 9 — PROFIT-SHARING PLAN:

The Company has a qualified 401(k) savings and profit-sharing plan for all eligible employees who have attained 21 years of age and completed 1,000 hours of service within the first 12 consecutive months of employment.

The Company's contributions to the 401(k) plan are based on top-heavy minimum contribution calculations as well as the Board of Directors' discretion. Contributions to the Plan were $34,216 for the year ended June 30, 2007.

NOTE 10 — RELATED-PARTY TRANSACTIONS:

The Company receives reimbursement for back office services provided to an entity related by common ownership and management. Total reimbursements received for the year ended June 30, 2007, were approximately $238,000. As of June 30, 2007, approximately $2,100 was due from the related party.

SUPPLEMENTAL INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2007

NET CAPITAL:		
Total stockholders' equity		$ 329,567
DEDUCTIONS AND CHARGES:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements	$ 18,152	
Income taxes receivable	4,830	
Other assets	6,784	
Total deductions and charges		29,766
HAIRCUTS ON SECURITIES		-
NET CAPITAL		$ 299,801
AGGREGATE INDEBTEDNESS:		
Accrued payroll expenses		$ 258,066
Profit-sharing payable		34,216
Other accounts payable		12,200
TOTAL AGGREGATE INDEBTEDNESS		$ 304,482
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital, the greater of $50,000 or 6⅔% of aggregate indebtedness		$ 50,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT		$ 249,801
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.02 to 1

STATEMENT PURSUANT TO RULE 17A-5(d)(4):

A reconciliation with the Company's computations of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Partners Investment Network, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Partners Investment Network, Inc. (the Company) as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the June 30, 2007, financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Spokane, Washington
August 8, 2007

END